UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. 6938 / January 8, 2026

_____

In the Matter of   :
                                                              :
Parametric Portfolio Associates LLC   :
800 Fifth Avenue   :
Suite 2800   :
Seattle, WA 98104   :
                                                              :
(803-00287)   :
_____   :

ORDER UNDER SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 AND
RULE 206(4)-5(e) THEREUNDER GRANTING AN EXEMPTION FROM
RULE 206(4)-5(a)(1) THEREUNDER

Parametric Portfolio Associates LLC ("Applicant") filed an application on September 26, 2025, for an order under section 206A of the Investment Advisers Act of 1940 ("Act") and rule 206(4)-5(e) thereunder. The order would grant an exemption under the Act to the Applicant from rule 206(4)-5(a)(1) to permit the Applicant to receive compensation from a government entity for investment advisory services provided to the government entity within the two-year period following a contribution by a covered associate of the Applicant to an official of the government entity.

On December 11, 2025, a notice of the filing of the application was issued (Investment Advisers Act Release No. IA-6931). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application that the proposed exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, pursuant to section 206A of the Act and rule 206(4)-5(e) thereunder, that the exemption from rule 206(4)-5(a)(1) under the Act requested by the Applicant (File No. 803-00287) is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.